UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017652

No Act
P.E. 2-6-03
1-10061

March 20, 2003

Christopher Hall
Perkins Coie LLP
1211 S.W. Fifth Avenue, Suite 1500
Portland, OR 97204-3715

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: Longview Fibre Company
Incoming letter dated February 6, 2003

Dear Mr. Hall:

This is in response to your letter dated February 6, 2003 concerning the shareholder proposal submitted to Longview by Daniel A. Bruno. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel A. Bruno, C.F.A.
169 49 26 Av
Flushing, NY 11358

Perkins Coie

1211 S.W. Fifth Avenue, Suite 1500
Portland, OR 97204-3715
PHONE: 503.727.2000
FAX: 503.727.2222
www.perkinscoie.com

RECEIVED
2003 FEB 10 PM 4:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Christopher Hall
PHONE: 503.727.2048
EMAIL: CHall@perkinscoie.com

VIA FEDERAL EXPRESS

February 6, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Longview Fibre Company – Rule 14a-8(e); Shareholder Proposal from Daniel Bruno

Ladies and Gentlemen:

Our client, Longview Fibre Company (the "Company"), has received a letter dated January 15, 2003 (attached as Exhibit A), from Daniel A. Bruno (the "Proponent") containing his proposal (the "Proposal") for inclusion in the Company's proxy materials for the "next annual meeting of shareholders." The letter was received on January 21, 2003 and, at that time, the Company's next annual meeting was January 28, 2003.

The Company mailed proxy materials to shareholders on December 20, 2002 and held its annual meeting on January 28, 2003. The Company did not include the Proposal in its proxy materials since the proxy materials had already been sent and since the Proposal was otherwise untimely.

The Company believes the Proposal was properly omitted from its proxy material pursuant to Rule 14a-8(e) because it was received after the deadline for the receipt of shareholder proposals. Rule 14a-8(e) provides that to be timely, a proposal must be received at a company's principal executive offices not less than 120 calendar days before the date the company's proxy statement is released to shareholders in connection with the previous year's annual meeting. The proxy statement released by the Company for its 2002 annual meeting was dated December 18, 2001. Accordingly, the deadline for receipt of proposals for the 2003 annual meeting was August 19, 2002. In accordance with Rule 14a-8(e)(1), this deadline was disclosed in the

Company's proxy statement dated December 18, 2001. The receipt of the Proposal on January 21, 2003, therefore, was well past the August 19, 2002 deadline for submission, and well after the printing of the Company's proxy materials in December 2002.

For the foregoing reason, the Company believes that it properly excluded the Proposal from its proxy materials for the January 28, 2003 annual meeting. The Company further believes that it has good cause for failing to make this submission 80 days before the Company filed it definitive proxy statement and form of proxy for its 2003 annual meeting as required by Rule 14a-8(j) because it received the Proposal significantly after that deadline.

Pursuant to Rule 14-8(j) six copies of this letter and its exhibits are being filed with the Commission and a copy of this letter is being sent to the Proponent.

If you have any questions or would like additional information, please contact me at 503-727-2048.

Please acknowledge receipt of this letter and its exhibits by stamping and returning the enclosed additional copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Christopher Hall

Enclosures

RECEIVED
LONGVIEW FIBRE CO.
JAN 21 2003

Jan. 15,2003

R. H. Wollenberg,Pres. & C.O.O.
Longview Fibre Co.
Longview, Washington 98632

Dear Mr. Wollenberg

Thank you for sending me an advance copy of the annual report. I would also appreciate copy of the SEC report when ready.

The annual was certainly pituresque. However, it confirmed further that the company is serously flawed from an operating and financial standpoint, with the company, employee and shareholders at great risk. You talk about the future. The future is NOW and is predicated on several basic and undisputed facts.

Over the past ten years the company has NEVER earned a return on the capital invested in manufacturing activit ies. That period included good years and bad ones, based on general economic conditions or the flawed and disparate parts of the company

A substantial amount of high coupon debt has been takenon to fund non productive capital projects. The valuable timber enterprise and its assets are being cannibalized to sustain the unprofitable manufacturing activities. Liquidity problems are around the corner, posing a serious threat to shareholder equity, let alone the interest of employees. Fortunately, they have a sizable pension fund to fall back on, but not so for the share owners. I would describe the situation as corporate misgovernance, notwithstanding your good intentions.

Therefore, I am pro posing the following re solution to be included in the proxy material for the next annual meeting of shareholders. "RESOLVED THAT, BY REASON OF THE COMPANY"S FINANCIAL AND EARNINGS POSITION, MANAGEMENT ENGAGE INDEPEPE_ NDENT FINANCIAL CONSULTANTS TO RECOMMEND A REORGANIZATION OR OTHER COURSE OF ACTION TO PROTECT THE EQUITY OF SHARE_ HOLDERS". If you oppose this motion I shall be forced to petition for the appointment of a trustee by the Court to take over the fuctions of the board and executives.

Sincerely yours,

Daniel A. Bruno, C.P.A.
169 49 26 Av
Flushing NY 11358

EXHIBIT A

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Longview Fibre Company
Incoming letter dated February 6, 2003

The proposal relates to a reorganization or other actions to protect the equity of shareholders.

There appears to be some basis for your view that Longview may exclude the proposal under rule 14a-8(e)(2) because Longview received it after the deadline for submitting proposals for the 2003 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Longview omits the proposal from its proxy materials for the 2003 annual meeting in reliance on rule 14a-8(e)(2).

We note that Longview did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Longview's request that the 80-day requirement be waived.

Sincerely,

Jennifer Bowes
Attorney-Advisor